 The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED FEBRUARY 23, 2015

Citigroup Inc.	February , 2015 Medium-Term Senior Notes, Series G Pricing Supplement No. 2015-CMTNG0388 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February     , 2020
Overview
▪
The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Inc.  Unlike conventional debt securities, the notes do not pay interest and do not guarantee the full repayment of principal at maturity. Instead, the notes offer a payment at maturity that may be greater than or less than the stated principal amount, depending on the average share return percentage of shares of the WisdomTree India Earnings Fund (the “underlying shares”), measured as described below.

▪
If the average share return percentage is positive, you will receive a positive return at maturity equal to that average share return percentage, subject to the maximum return at maturity specified below. However, if the average share return percentage is negative, you will incur a loss at maturity equal to that average share return percentage, subject to a maximum loss of 10% of the stated principal amount. In exchange for the capped loss potential, investors in the notes must be willing to forgo (i) any return on the notes in excess of the maximum return at maturity and (ii) any dividends that may be paid on the underlying shares during the five-year term of the notes. If the average share return percentage is negative, you will not receive any return on your investment in the notes, and you may lose up to 10% of the stated principal amount per note.

▪
The average share return percentage is the average of the percentage changes in the closing price of the underlying shares from the pricing date to each of the annual valuation dates occurring over the term of the notes. You should understand that the return on the notes may be significantly lower than the actual return on the underlying shares, as measured from the pricing date to the final valuation date, and that you will not receive any dividends paid on the underlying shares over the term of the notes.

▪
In order to obtain the modified exposure to the underlying shares that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Inc.

KEY TERMS
Underlying shares:	Shares of the WisdomTree India Earnings Fund (NYSE Arca symbol: “EPI”) (the “underlying share issuer” or “ETF”)
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	February , 2015 (expected to be February 23, 2015)
Issue date:	February , 2015 (expected to be February 27, 2015). See “Supplemental Plan of Distribution” in this pricing supplement for more information.
Valuation dates:
The      day of each February (expected to be the 23rd day of each February) during the term of the notes, each subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur

Maturity date:	February , 2020 (expected to be February 28, 2020)
Payment at maturity:
For each $1,000 stated principal amount note you hold at maturity:
▪     If the average share return percentage is greater than zero:
$1,000 + ($1,000 × average share return percentage), subject to the maximum return at maturity
▪     If the average share return percentage is less than or equal to zero:
$1,000 + ($1,000 × average share return percentage), subject to the minimum payment at maturity
If the average share return percentage is less than zero, your payment at maturity will be less than the stated principal amount per note and you may lose up to 10% of the stated principal amount per note. You should not invest in the notes unless you are willing and able to bear the risk of losing up to $100 per note.

Average share return percentage:	The arithmetic average of the interim share return percentages, as measured on each of the valuation dates
Interim share return percentage:	On each valuation date: (ending share price - initial share price) / initial share price
Initial share price:	$ , the closing price of the underlying shares on the pricing date
Ending share price:	The closing price of the underlying shares on the relevant valuation date
Maximum return at maturity:	$500 per note (50.00% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $1,500 per note.
Minimum payment at maturity:	$900 per note (90.00% of the stated principal amount)
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	1730T05G0 / US1730T05G01
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)(3)	Proceeds to issuer(3)
Per note:	$1,000.00	$12.50	$987.50
Total:	$	$	$
(1) Citigroup Inc. currently expects that the estimated value of the notes on the pricing date will be between $910.00 and $960.00 per note, which will be less than the issue price.  The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance.  See “Valuation of the Notes” in this pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $12.50 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession provided to selected dealers. Selected dealers not affiliated with CGMI will receive a variable selling concession of up to $12.50 for each $1,000 note they sell. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.
(3) The per note proceeds to Citigroup Inc. indicated above represent the minimum per note proceeds to Citigroup Inc. for any note, assuming the maximum per note underwriting fee of $12.50. As noted in footnote (2), the underwriting fee is variable. You should refer to  “Supplemental Plan of Distribution” in this pricing supplement for more information.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-5.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this pricing supplement together with the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below:
Product Supplement No. EA-02-03 dated November 13, 2013
Prospectus Supplement and Prospectus each dated November 13, 2013
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity, such as market disruption events and other events affecting the underlying shares.  These events and their consequences are described in the accompanying product supplement in the sections “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Consequences of a Market Disruption Event; Postponement of a Valuation Date” and “—Delisting, Liquidation or Termination of an Underlying ETF,” and not in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

United States Federal Tax Considerations.  The section “United States Federal Tax Considerations” in the accompanying product supplement shall not apply to these notes and shall be replaced in its entirety by the section “United States Federal Tax Considerations” in this pricing supplement.

Dilution and Reorganization Adjustments. The initial share price is a “Relevant Price” for purposes of the section “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments” in the accompanying product supplement. Accordingly, the initial share price is subject to adjustment upon the occurrence of any of the events described in that section.

Hypothetical Examples

The following four examples illustrate the calculation of the average share return percentage and the payment at maturity on the notes based on different hypothetical interim share return percentages for each of the valuation dates. Your actual payment at maturity per note will depend on the actual average share return percentage.

Investors in the notes will not receive interest and will not receive any dividends on the underlying shares or the stocks held by the ETF. The examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—Investing in the notes is not equivalent to investing in the ETF or the stocks held by the ETF. You will not have voting rights, rights to receive any dividends or other distributions or any other rights with respect to the ETF.”

Example 1—Upside Scenario A.

The interim share return percentage from the pricing date to the final valuation date is 20.00% but the average share return percentage is only 10.00%. The graph above illustrates the hypothetical percentage change in the closing price of the underlying shares from the pricing date to each of the valuation dates. In this example, the underlying shares appreciate early in the term of the notes, then depreciate to below the initial share price, before appreciating again.  As a result, the average share return percentage, based on which your payment at maturity is calculated, is less than the point-to-point return of the underlying shares from the pricing date to the final valuation date.

February 2015	PS-2

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

Payment at maturity per note = $1,000 + ($1,000 × average share return percentage), subject to the maximum return at maturity of $500.00 per note
= $1,000 + ($1,000 × 10.00%), subject to the maximum return at maturity of $500.00 per note
= $1,000 + $100.00, subject to the maximum return at maturity of $500.00 per note
= $1,100.00

Because the average share return percentage is greater than zero and is less than the maximum return at maturity, your payment at maturity in this example would reflect the average share return percentage and would be equal to $1,100.00 per note. In this example, the notes significantly underperform the underlying shares over the term of the notes.

Example 2—Upside Scenario B.

The interim share return percentage from the pricing date to the final valuation date is 80.00% and the average share return percentage is 65%. The graph above illustrates the hypothetical percentage change in the closing price of the underlying shares from the pricing date to each of the valuation dates. In this example, the underlying shares appreciate steadily over the term of the notes.  As a result, the average share return percentage, while it is less than the point-to-point return of the underlying shares from the pricing date to the final valuation date, is greater than the maximum return at maturity.

Payment at maturity per note = $1,000 + ($1,000 × average share return percentage), subject to the maximum return at maturity of $500.00 per note
= $1,000 + ($1,000 × 65.00%), subject to the maximum return at maturity of $500.00 per note
= $1,000 + $650.00, subject to the maximum return at maturity of $500.00 per note
= $1,500.00

Because the average share return percentage is greater than the maximum return at maturity, your payment at maturity in this example would be limited to the $1,000 stated principal amount per note plus the maximum return at maturity, or $1,500.00 per note. In this example, the notes significantly underperform both the underlying shares as measured by the point-to-point return from the pricing date to the final valuation date and a hypothetical alternative investment linked to the underlying shares that reflects the average share return percentage without a cap.

February 2015	PS-3

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

Example 3—Downside Scenario A.

The interim share return percentage from the pricing date to the final valuation date is 15.00% but the average share return percentage is only −5.00%. The graph above illustrates the hypothetical percentage change in the closing price of the underlying shares from the pricing date to each of the valuation dates. In this example, the underlying shares depreciate to levels below the initial share price on the first three valuation dates and then appreciate later in the term of the notes to levels above the initial share price on the last two valuation dates. In this example, the average share return percentage is negative, even though the underlying shares appreciate from the pricing date to the final valuation date.

Payment at maturity per note = $1,000 + ($1,000 × average share return percentage), subject to the minimum payment at maturity of $900.00 per note
= $1,000 + ($1,000 × -5.00%), subject to the minimum payment at maturity of $900.00 per note
= $1,000 + (−$50.00), subject to the minimum payment at maturity of $900.00 per note
= $950.00

Because the average share return percentage is less than zero, but not by more than 10.00%, your payment at maturity in this scenario would reflect exposure to the negative average share return percentage and would be equal to $950.00 per note.

February 2015	PS-4

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

Example 4—Downside Scenario B.

The interim share return percentage from the pricing date to the final valuation date is -70.00% and the average share return percentage is -36.00%. The graph illustrates the hypothetical percentage change in the closing price of the underlying shares from the pricing date to each of the valuation dates. In this example, the underlying shares depreciate steadily over the term of the notes.  As a result, the average share return percentage is -36.00%, which is greater than the -70.00% point-to-point return of the underlying shares from the pricing date to the final valuation date.

Payment at maturity per note = $1,000 + ($1,000 × average share return percentage), subject to the minimum payment at maturity of $900.00 per note
= $1,000 + ($1,000 × -36.00%), subject to the minimum payment at maturity of $900.00 per note
= $1,000 + (−$360.00), subject to the minimum payment at maturity of $900.00 per note
= $900.00

Because the average share return percentage is less than zero by more than 10.00%, you would incur a loss at maturity equal to the maximum loss of 10.00% and your payment at maturity would be equal to the minimum payment at maturity of $900.00 per note.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities.  The notes are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the notes, and are also subject to risks associated with the underlying shares.  Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes.  You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes.  You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Securities” beginning on page EA-6 in the accompanying product supplement.  You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

▪
You may not receive any return on your investment in the notes and may lose up to 10% of the stated principal amount per note. You will receive a positive return on your investment in the notes only if the average share return percentage is greater than zero. If the average share return percentage is equal to or less than zero, you will lose 1% of the stated principal amount of the notes for every 1% by which the average share return percentage is less than zero, subject to a maximum loss of 10% of the stated principal amount per note. As the notes do not pay any interest, even if the average share return percentage is greater than zero, there is no assurance that your total return at maturity on the notes will be as great as could have been achieved on conventional debt securities of ours of comparable maturity.

▪
The appreciation potential of the notes is limited by the maximum return at maturity. Your potential total return on the notes at maturity is limited by the maximum return at maturity. As a result, the return on an investment in the notes may be less than the return on a hypothetical direct investment in the underlying shares.

February 2015	PS-5

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

▪
The notes are designed for investors who are willing to forgo full upside exposure to the underlying shares in certain market scenarios in order to avoid full downside exposure to the underlying shares. You should understand, in particular, that if the closing price of the underlying shares is greater at or near maturity than it was, on average, on the annual valuation dates, the notes will underperform the actual return on the underlying shares (unless the closing price of the underlying shares is lower at or near maturity than it was on the pricing date). For example, if the closing price of the underlying shares increases at a more or less steady rate over the term of the notes, the average share return percentage will be less than the percentage increase in the closing price of the underlying shares from the pricing date to the final valuation date, and the notes will underperform the actual return on the underlying shares. This underperformance will be especially significant if there is a significant increase in the closing price of the underlying shares during the latter portion of the term of the notes. In addition, it is possible that you may not receive any return on your investment and may lose up to 10% of the stated principal amount per note even if the closing price of the underlying shares at or near maturity is significantly greater than it was on the pricing date. One scenario in which this may occur is when the closing price of the underlying shares declines early in the term of the notes, remains below the initial share price for a significant period of time and then increases significantly later in the term of the notes. You should not invest in the notes unless you understand and are willing to accept the drawbacks associated with the averaging feature of the notes.

▪
Investing in the notes is not equivalent to investing in the ETF or the stocks held by the ETF. You will not have voting rights, rights to receive any dividends or other distributions or any other rights with respect to the ETF. As of February 19, 2015, the trailing 12-month dividend yield of the underlying shares was approximately 0.94%. While it is impossible to know the future dividend yield of the underlying shares, if this trailing 12-month dividend yield were to remain constant for the term of the notes, you would be forgoing an aggregate yield of approximately 4.70% (assuming no reinvestment of dividends) by investing in the notes instead of investing directly in the underlying shares or in another investment linked to the underlying shares that provides for a pass-through of dividends. The payment scenarios described in this preliminary pricing supplement do not show any effect of lost dividend yield over the term of the notes.

▪	The notes are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, you may not receive anything owed to you under the notes.

▪
The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪
The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪
The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying shares, dividend yields on the underlying shares and the stocks held by the ETF and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪
The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate,

February 2015	PS-6

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

▪
The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪
The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the price and volatility of the underlying shares and a number of other factors, including the price and volatility of the stocks held by the ETF, the dividend yields on the underlying shares and the stocks held by the ETF, the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Indian rupee, the correlation between that rate and the price of the underlying shares, interest rates in the United States and in each of the markets of the stocks held by the ETF, the time remaining to maturity and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪
Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪
The notes are subject to currency exchange risk. Because the price of the notes is related to the U.S. dollar value of stocks of the index underlying the ETF, holders of the notes will be exposed to currency exchange rate risk with respect to the Indian rupee.  Movements in the Indian rupee/U.S. dollar exchange rate are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to India and the United States.  Further, currencies of emerging economies, such as the Indian economy, are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant country.  An investor’s net exposure will depend on the extent to which the Indian rupee strengthens or weakens against the U.S. dollar.  If the dollar strengthens against the Indian rupee, the closing price of the underlying shares will be adversely affected and the payment at maturity on the notes may be reduced.

Of particular importance to potential currency exchange risk are:

▪	existing and expected rates of inflation;

▪	existing and expected interest rate levels;

▪	the balance of payments; and

▪	the extent of governmental surpluses or deficits in India and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of India, the United States and other countries important to international trade and finance.

▪
There are risks associated with investments in securities linked to the value of foreign equity securities. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.  In addition, share prices of companies located in emerging markets, such as India, or whose principal operations are located in emerging markets, are subject to political, economic, financial and social factors that affect emerging markets. These factors, which could negatively affect the value of the notes, include the possibility of changes in local or national economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or to investments in equity securities of companies located, or whose principal operations are located, in emerging markets. Specifically, political and/or legal developments in emerging markets could include forced divestiture of assets; restrictions on production, imports and exports; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; price

February 2015	PS-7

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

controls; tax increases and other retroactive tax claims; expropriation of property; cancellation of contract rights; and environmental regulations. Moreover, the economies of emerging nations may differ unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

▪
Our offering of the notes does not constitute a recommendation of the underlying shares. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying shares is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying shares or the stocks held by the ETF over the term of the securities or in instruments related to the underlying shares or such stocks, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying shares. These and other activities of our affiliates may affect the price of the underlying shares in a way that has a negative impact on your interests as a holder of the notes.

▪
The price of the underlying shares may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions directly  in the underlying shares or the stocks held by the ETF and other financial instruments related to the underlying shares or such stocks. Our affiliates also trade the underlying shares or the stocks held by the ETF and other financial instruments related to the underlying shares or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the price of the underlying shares in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪
We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the underlying share issuer or the issuers of the stocks held by the ETF, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against any such issuer that are available to them without regard to your interests.

▪
Even if the underlying share issuer pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the notes for that dividend unless it meets the criteria specified in the accompanying product supplement. In general, an adjustment will not be made under the terms of the notes for any cash dividend paid on the underlying shares unless the amount of the dividend per share, together with any other dividends paid in the same fiscal quarter, exceeds the dividend paid per share in the most recent fiscal quarter by an amount equal to at least 10% of the closing price of the underlying shares on the date of declaration of the dividend. Any dividend will reduce the closing price of the underlying shares by the amount of the dividend per share. If the underlying share issuer pays any dividend for which an adjustment is not made under the terms of the notes, holders of the notes will be adversely affected. See “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments—Certain Extraordinary Cash Dividends” in the accompanying product supplement.

▪
The notes will not be adjusted for all events that could affect the price of the underlying shares. For example, we will not make any adjustment for ordinary dividends or extraordinary dividends that do not meet the criteria described above.  Moreover, the adjustments we do make may not fully offset the dilutive or adverse effect of the particular event.  Investors in the notes may be adversely affected by such an event in a circumstance in which a direct holder of the underlying shares would not.

▪
The notes may become linked to shares of an issuer other than the original underlying share issuer upon the occurrence of a reorganization event or upon the delisting of the underlying shares. For example, if the underlying share issuer enters into a merger agreement that provides for holders of the underlying shares to receive shares of another entity, the shares of such other entity will become the underlying shares for all purposes of the notes upon consummation of the merger.  Additionally, if the underlying shares are delisted or the ETF is otherwise terminated, the calculation agent may, in its sole discretion, select shares of another ETF to be the underlying shares.  See “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments,” and “—Delisting, Liquidation or Termination of an Underlying ETF” in the accompanying product supplement.

▪
The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes.  If certain events occur, such as market disruption events, events with respect to the underlying share issuer that may require a dilution adjustment or the delisting of the underlying shares, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity.  In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

▪
The price of the underlying shares may not completely track the performance of the underlying index underlying the ETF. The price of the underlying shares will reflect transaction costs and fees of the underlying share issuer that are not included in the

February 2015	PS-8

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

calculation of the index underlying the ETF. In addition, the underlying share issuer may not hold all of the shares included in, and may hold securities and derivative instruments that are not included in, the index underlying the ETF.

▪
Changes made by the investment adviser to the underlying share issuer or by the sponsor of the index underlying the ETF may adversely affect the underlying shares. We are not affiliated with the investment adviser to the underlying share issuer or with the sponsor of the index underlying the ETF. Accordingly, we have no control over any changes such investment adviser or sponsor may make to the underlying share issuer or the index underlying the ETF. Such changes could be made at any time and could adversely affect the performance of the underlying shares.

February 2015	PS-9

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

Information About the Underlying Shares

The WisdomTree India Earnings Fund is an exchange-traded fund that seeks investment results that correspond closely to the price and yield performance, before fees and expenses, of the WisdomTree India Earnings Index. The WisdomTree India Earnings Fund employs a “passive management” – or indexing – investment approach designed to track the performance of the WisdomTree India Earnings Index.  The WisdomTree India Earnings Fund generally uses a representative sampling strategy to achieve its investment objective, meaning it generally will invest in a sample of the securities in the WisdomTree India Earnings Index whose risk, return and other characteristics resemble the risk, return and other characteristics of the WisdomTree India Earnings Index as a whole.  Under normal circumstances, at least 95% of the WisdomTree India Earnings Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the WisdomTree India Earnings Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.  To the extent the WisdomTree India Earnings Index is concentrated (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the WisdomTree India Earnings Fund will concentrate its investments to approximately the same extent as the WisdomTree India Earnings Index.

The WisdomTree India Earnings Fund is managed by WisdomTree Trust (“WTT”), a registered investment company that consists of numerous separate investment portfolios, including the WisdomTree India Earnings Fund.  Mellon Capital Management Corporation serves as sub-adviser to the WisdomTree India Earnings Fund.  Information provided to or filed with the SEC by WTT pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333−132380 and 811-21864, respectively, through the SEC’s website at http://www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. The WisdomTree India Earnings Fund trades on the NYSE Arca, Inc. under the ticker symbol “EPI.”

This preliminary pricing supplement relates only to the notes offered hereby and does not relate to the underlying shares or other securities of the underlying share issuer.  We have derived all disclosures contained in this preliminary pricing supplement regarding the underlying shares and the underlying share issuer from the publicly available documents described above. In connection with the offering of the notes, neither Citigroup Inc. nor CGMI has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlying share issuer or the underlying shares.

The notes represent obligations of Citigroup Inc. only. The underlying share issuer is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlying shares.

Historical Information

The graph below shows the closing prices of the underlying shares for each day such price was available from January 4, 2010 to February 19, 2015. The table that follows shows the high and low closing prices of, and dividends paid on, the underlying shares for each quarter in that same period. We obtained the closing prices and other information below from Bloomberg L.P., without independent verification. You should not take the historical prices of the underlying shares as an indication of future performance.

WisdomTree India Earnings Fund – Historical Closing Prices January 4, 2010 to February 19, 2015

February 2015	PS-10

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

WisdomTree India Earnings Fund	High	Low	Dividends
2010
First Quarter	$23.44	$20.23	$0.00000
Second Quarter	$24.29	$20.45	$0.00000
Third Quarter	$26.57	$22.68	$0.13028
Fourth Quarter	$28.71	$24.60	$0.01326
2011
First Quarter	$26.68	$21.94	$0.00000
Second Quarter	$25.51	$22.25	$0.06232
Third Quarter	$24.38	$18.15	$0.09808
Fourth Quarter	$20.58	$15.49	$0.00000
2012
First Quarter	$21.56	$16.23	$0.00993
Second Quarter	$19.56	$15.62	$0.04530
Third Quarter	$18.94	$16.36	$0.08296
Fourth Quarter	$19.84	$17.72	$0.02411
2013
First Quarter	$20.50	$17.75	$0.00000
Second Quarter	$19.18	$15.48	$0.06822
Third Quarter	$16.83	$13.32	$0.06333
Fourth Quarter	$17.64	$15.54	$0.00000
2014
First Quarter	$18.96	$15.74	$0.09877
Second Quarter	$23.45	$18.92	$0.05862
Third Quarter	$23.54	$21.66	$0.06844
Fourth Quarter	$23.55	$20.78	$0.00000
2015
First Quarter (through February 19, 2015)	$24.29	$21.40	$0.00000

The closing price of the underlying shares on February 19, 2015 was $23.95.

We make no representation as to the amount of dividends, if any, that may be paid on the underlying shares in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the underlying shares.

Description of the WisdomTree India Earnings Index

The WisdomTree India Earnings Index measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index screening date.  The WisdomTree India Earnings Index is calculated to capture price appreciation and total return of its component securities, which assumes dividends are reinvested into the index.  The WisdomTree India Earnings Index consists of companies that: (i) are incorporated in India, (ii) are listed on a major stock exchange in India, (iii) have generated at least $5 million in earnings in their fiscal year prior to the annual index screening date, (iv) have a market capitalization of at least $200 million on the annual index screening date, (v) have an average daily dollar trading volume of at least $200,000 for each of the six months prior to the annual index screening date, (vi) have traded at least 250,000 shares per month for each of the six months prior to the annual index screening date, (vii) have a calculated volume factor (the average daily dollar volume for three months preceding the annual index screening date divided by the weight of the security in the WisdomTree India Earnings Index) that is greater than $200 million and (viii) have a price to earnings ratio of at least 2 as of the annual index screening date.

Companies are weighted in the WisdomTree India Earnings Index based on reported net income in their fiscal year prior to the annual index screening date.  The reported net income number is then multiplied by a second factor developed by Standard & Poor’s called the “Investability Weighting Factor” (“IWF”).  The IWF is used to scale the earnings generated by each company by restrictions on shares available to be purchased.  The product of the reported net income and IWF is known as the “Earnings Factor.”  Companies are weighted by the proportion of each individual earnings factor relative to the sum of all earnings factors within the WisdomTree India Earnings Index.  The maximum weight of any one sector in the WisdomTree India Earnings Index, at the time of the annual index screening date, is capped at 25%.  In response to market conditions, sector weights may fluctuate between 25% between annual index screening dates.

WisdomTree Investments, Inc. (“WisdomTree Investments”), as index provider, currently uses Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to define companies within a sector. The following sectors are included in the WisdomTree India Earnings Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities. A sector is comprised of multiple industries.

February 2015	PS-11

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

The inception date of the WisdomTree India Earnings Index was December 3, 2007.  The level of the WisdomTree India Earnings Index is reported by Bloomberg L.P. under the ticker symbol “WTIND.”  As of February 19, 2015, there were 281 components in the WisdomTree India Earnings Index with a total index market capitalization of $1.33 trillion.  As of February 19, 2015, 65.41% of the weight of the WisdomTree India Earnings Index consisted of securities with market capitalizations of over $10 billion, 22.81% of the WisdomTree India Earnings Index consisted of securities with market capitalizations of between $2 and $10 billion, and 11.78% of the WisdomTree India Earnings Index consisted of companies with market capitalizations of less than $2 billion.  Below is a breakdown of the top ten components of the WisdomTree India Earnings Index by weight, as of February 19, 2015.

Component	Weight
1. Infosys Ltd	8.54%
2. Housing Development Finance Co	7.78%
3. Reliance Industries Ltd	7.42%
4. ICICI Bank Ltd	4.44%
5. Tata Consultancy Services Ltd	3.59%
6. Tata Motors Ltd	3.55%
7. Oil & Natural Gas Corp Ltd	3.28%
8. State Bank of India	2.48%
9. HCL Technologies Ltd	2.28%
10. NTPC Ltd	2.20%

Below is a breakdown of the sectors by weight, as of February 19, 2015.

Sector	Weight
1. Financials	26.93%
2. Information Technology	18.90%
3. Energy	15.87%
4. Consumer Discretionary	9.19%
5. Materials	7.36%
6. Utilities	5.84%
7. Industrials	5.55%
8. Health Care	4.73%
9. Consumer Staples	4.28%
10. Telecommunication Services	1.35%

February 2015	PS-12

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

United States Federal Tax Considerations

Prospective investors should note that the discussion under the section called “United States Federal Tax Considerations” in the accompanying product supplement does not apply to the notes issued under this pricing supplement. Please refer instead to the discussion under the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement for additional discussion regarding the U.S. federal tax consequences of owning and disposing of the notes.

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.  If you are a U.S. Holder, you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes.  We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.  Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.  However, special rules may apply if the payment at maturity on the notes is treated as becoming fixed prior to maturity.  See “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments” in the accompanying prospectus supplement for a more detailed discussion of the special rules.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes.  Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes.  Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of     %, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $      at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Subject to the discussion in the accompanying prospectus supplement regarding “FATCA,” if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.  See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $12.50 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession provided to selected dealers as described in this paragraph. CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $12.50 for each $1,000 note they sell. Certain broker-dealers affiliated with CGMI, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisers employed by such affiliated broker-dealers will receive a fixed selling concession, of $12.50 for each $1,000 note they sell. CGMI will pay the registered representatives of CGMI a fixed selling concession of $12.50 for each $1,000 note they sell.

February 2015	PS-13

Citigroup Inc.
Market-Linked Notes Based on Shares of the WisdomTree India Earnings Fund Due February , 2020

Because the notes will not settle in T+3, purchasers who wish to trade the notes at any time prior to the 3 business days prior to the original issue date will be required to specify an alternative settlement to prevent a failed settlement and should consult their own investment advisor.

CGMI is an affiliate of ours.  Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.  Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes.  We expect to hedge our obligations under the notes through CGMI or other of our affiliates.  CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines.  This hedging activity could affect the closing price of the underlying shares and, therefore, the value of and your return on the notes.  For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models.  The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects terms of the notes that have not yet been fixed as well as uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2015 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

February 2015	PS-14